Exhibit 1.02
World Wrestling Entertainment, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2016

This Conflict Minerals Report (the “Report”) of World Wrestling Entertainment has been prepared for the period from January 1, 2016 to December 31, 2016.  Unless the context indicates otherwise, “WWE,” “we,” “us,” and “our” refer to World Wrestling Entertainment, Inc. and its consolidated subsidiaries.

During 2016, we contracted to manufacture products for which 3TGs (as defined below) are necessary to their functionality or production.  The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten.  Certain of our foam fingers contained small amounts of tin and certain WWE lapel pins contained small amounts of tin and gold (the foam fingers and WWE lapel pins being the “Covered Products”).

We have developed a conflict minerals procedure, reasonably designed to identify whether the tin in the Covered Product originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or whether any of the 3TGs in the Covered Products are from recycled or scrap sources.

Description of WWE’s Reasonable Country of Origin Inquiry (RCOI)

We have conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether the tin in the Covered Products originated in a Covered Country or whether any of the 3TGs in the Covered Products were from recycled or scrap sources.

We made inquiry of the suppliers of the Covered Products as to the source of the tin and gold used in the Covered Products.  One of our suppliers has informed us that the tin does not come from recycled or scrap sources and was mined and smelted in either South America, Malaysia, Indonesia, China or Thailand; our supplier of the other Covered Product has informed us that the tin and gold used in such Covered Product does not come from recycled or scrap sources; that it incorporated into their Covered Product tin and gold that was sourced in Taiwan.